FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

November 30, 2006

Item 3: News Release:

A news release dated and issued on November 30, 2006 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold Completes Bulk Sampling of High Grade Veins at Golden Summit.

Item 5: Full Description of Material Change:

November 30, 2006 (Vancouver, BC).  Freegold Ventures Limited (“Freegold”) is pleased to announce that it has completed the excavation of its 10,000-ton bulk sample at the Golden Summit Project, near Fairbanks, Alaska.  The primary purposes of the bulk-sampling program are to determine the continuity of gold mineralization in numerous high-grade veins and shear zones discovered over the past five months, and to generate cash flow from the on-site gravity concentration of this material in the spring of 2007.  Bulk samples were taken from nine different locations – four of which are related to the historically mined Cleary Hill vein and its newly discovered eastern extension, while the other five are from a number of veins and shear zones located immediately to the south, and sub-parallel to the east-west workings of the Cleary Hill mine.

The bulk-sampling and associated overburden stripping clearly show that high-grade mineralization is not limited solely to the narrow quartz veins that were selectively mined in the past, but that extensive bleeding of gold mineralization, via smaller quartz vein splays, is present in both the hanging and foot wall zones.  Mineralized zones up to 100 feet wide have been uncovered along the Cleary Hill Structure, which has now been traced over known strike length of more than 3,500 feet.  This structure remains open in both directions.

The majority of the bulk sample was taken from the eastern extension of the Cleary Hill vein in the vicinity of the historic Beistline shaft, where channel sampling in June returned assays along a 185 foot strike length of the 4” to 18” wide vein averaged 39.5 g/tonne (1.15 oz/ton).  Approximately 2,800 tons of mineralized material was collected from the Cleary Hill vein eastern extension, while another 3,300 tons of mineralized material was collected from the “bleed” material that splays into the hanging wall of the vein.  Bulk sampling was initially limited to the vein material exposed in June’s trenching but was subsequently widened after 5-foot long channel samples, located 5-10 feet into the hanging wall returned assays of 25.3, 34.3, 31.1, 26.1 and 46.3 g/tonne (0.74 to 1.35 oz/ton).  The excavated area is now 300 feet long, 30 feet deep and up to 30 feet wide.  Mineralization in this area extends at least 100 feet into the hanging wall, with one 15-foot long channel sample, located 80 feet to the south of the pit wall and oriented perpendicular to the strike of the Cleary Hill structure, averaging 22.3 g/tonne (0.65 oz/ton).

Construction of the haul road, and subsequent stripping and cross-trenching also exposed the Cleary Hill structure approximately 1,200 feet west of the Beistline shaft area, directly above the old underground workings.  While historic mining on the Cleary Hill vein in the early 1900’s focused on selectively mining narrow, high grade quartz veins (with production grades averaging 1.3 oz/ton), three sub-parallel structures were identified in an area more than 100 feet wide.  Mineralization and alteration along the main structure is comparable to that seen in the Beistline shaft area.  One channel sample taken on the bulk-sampled structure assayed 31.0 g/tonne (0.90 oz/ton) over 9 feet.  Approximately 1,800 tons were taken from two locations, 300 feet apart within this area.

Five other samples, totalling approximately 2,000 tons, were also collected from areas in the south vein swarm.  This swarm is comprised of a series of east-northeast trending veins and shear zones in an area that extends up to 1,000 feet south of the Cleary Hill mine.  In addition to the previously identified and sampled Wackwitz vein (trench sampled in June with 235 feet averaging 16.4 g/tonne over 5-foot widths) and the Currey Zone (trench sampled in June with 220 feet averaging 2.2 g/tonne over 10-foot widths), three new high-grade vein structures, located in the area between the Wackwitz and the Cleary Hill veins, were identified during the construction of the haul road and included in this bulk sampling program.  Final assays of samples from trenches dug both along and across the strike of known and newly discovered veins in this area will be reported shortly, along with Freegold’s plans to conduct systematic drill testing in this prolific vein swarm area this winter.

All of the bulk sample material has been hauled to a nearby lay-down area approximately 2 miles from the Cleary Hill mine, and has been stockpiled according to vein, structure and type of mineralization.  Preliminary sampling of the stockpiles is nearly completed, with 69 samples collected using a 2-inch diameter power auger, while another 93 samples have been collected through hand pitting.  Results from this sampling will be reported when finalized, but they should be viewed as preliminary in nature.

Samples are being collected for pilot scale metallurgical testing this winter to determine which gravity concentration method maximizes the recovery of the free milling gold contained within the stockpiles.  A portable crushing plant will be brought to the site in the spring, and a more rigourous sampling of the crushed minus 1/4 inch material will provide a representative analysis of the average gold grades of the bulk samples collected from the individual sample locations.  Following crushing and sampling, the stockpiled material will be processed through a gravity concentration system and the recovered gold will be sold.

Freegold expects to make application this winter to the State and Federal regulatory agencies for a small miners permit that will allow the Company to continue its bulk sampling and small scale test-mining activities in the Cleary Hill mine area in 2007.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

Freegold Closes $500,000 Private Placement

Further to its news release of November 1, 2006, Freegold also announces that it closed its non-brokered $500,000 private placement on November 10, 2006.  No finder’s fees or commissions were paid as part of the transaction.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 1st day of December 2006.